UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): December 16, 2020

S&P Global Inc.

(Exact Name of Registrant as specified in its charter)

New York	1-1023	13-1026995
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

55 Water Street, New York, New York 10041

(Address of Principal Executive Offices) (Zip Code)

(212) 438-1000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities	registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of Exchange on which registered
Common stock (par value $1.00 per share)	SPGI	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) The information under Item 8.01 is incorporated by reference into this Item 5.02.

Item 8.01. Other Events.

On December 16, 2020, S&P Global Inc. (the “Company”) issued a press release and an internal update announcing the divisional structure of the combined company expected to result from the merger previously announced on November 30, 2020.

A copy of each of the Company’s press release and internal update is being field herewith and attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are hereby incorporated by reference into this Item 8.01.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this report:

(99.1)	Press release dated December 16, 2020.

(99.2)	Internal update dated December 16, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 8-K Report to be signed on its behalf by the undersigned hereunto duly authorized.

S&P Global Inc.

/s/ Alma Rosa Montanez
By:	Alma Rosa Montanez
Assistant Corporate Secretary & Associate General Counsel

Dated: December 16, 2020

Exhibit 99.1

PRESS RELEASE

S&P Global and IHS Markit Announce Divisional Structure of Combined Company

NEW YORK and LONDON, December 16, 2020 – S&P Global (NYSE: SPGI) and IHS Markit (NYSE: INFO) today announced the future divisional structure of the combined company, effective upon completing their pending merger.

“This announcement is an important milestone in bringing together our two world-class organizations to power the markets of the future,” said Douglas Peterson, President and Chief Executive Officer of S&P Global. “As a combined company, we will provide customers the intelligence they need to make decisions with conviction while providing growth and development opportunities for our people.”

Divisional Structure

S&P Global Ratings will be led by Martina Cheung, currently President of S&P Global Market Intelligence, upon close. Effective immediately, Ms. Cheung will also lead the S&P Global ESG team, consolidating cross-divisional ESG assets with a leadership group designed to scale quickly and accelerate growth. John Berisford, currently President of Ratings, will lead the Integration Management Office upon closing, in partnership with Ewout Steenbergen, Chief Financial Officer.

S&P Global Market Intelligence will be combined with IHS Markit’s Financial Services business upon close and led by Adam Kansler, currently President of Financial Services at IHS Markit.

S&P Global Platts will be led by Saugata Saha, currently CFO of S&P Global Market Intelligence and Platts, effective January 2021. After close, Mr. Saha will continue leading Platts, combined with the Energy & Natural Resources business of IHS Markit. For nearly seven years, Mr. Saha has led initiatives to drive growth and execute on complex transformations at S&P Global. Saugata’s vast experience spans strategy, operations, finance and integration, as well as consulting at McKinsey and several business roles at The Godrej Group.

•

Martin Fraenkel, currently President of S&P Global Platts, will work closely with Mr. Saha to ensure a smooth transition. Mr. Fraenkel will become Vice Chairman of Platts and continue to serve on the Board of CRISIL until his retirement in September 2021.

•	Brian Crotty, currently EVP, Energy & Natural Resources at IHS Markit will work closely with Mr. Saha during the integration phase and will remain with the company for one year after close.

S&P Dow Jones Indices will continue to be led by Dan Draper, CEO of S&P Dow Jones Indices.

S&P Global Transportation will be led by Edouard Tavernier, currently EVP, Transportation with IHS Markit.

Lance Uggla, Chairman and Chief Executive Officer of IHS Markit, said, “We believe this combined leadership team reflects the strengths of both organizations and brings the right skills, expertise and experience as we work to drive long-term growth and shareholder value while continuing to deliver for our customers.” As previously announced, Mr. Uggla will serve as a special advisor to the combined company for one year following the close.

Finance

As previously disclosed, Ewout Steenbergen will serve as Chief Financial Officer of the combined company. He will also continue to lead Kensho and upon closing will expand his responsibilities to include Consolidated Markets & Solutions (CMS), a division of IHS Markit.

Integration Management Office

S&P Global and IHS Markit have also formed an Integration Management Office (IMO), which prior to close will be co-led by Ms. Cheung and Jonathan Gear, currently Chief Financial Officer of IHS Markit. As mentioned above, following closing, the IMO will be led by John Berisford in partnership with Ewout Steenbergen. Comprising leaders from S&P Global and IHS Markit, the IMO will develop and execute plans to bring together the two companies.

The combination remains on track to close in the second half of 2021, subject to, among other things, the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, other antitrust and regulatory approvals, and other customary closing conditions. The transaction requires the approval of shareholders of both S&P Global and IHS Markit.

Both S&P Global and IHS Markit are currently in a quiet period therefore neither company will be taking investor questions related to this release.

About S&P Global

S&P Global (NYSE: SPGI) is the world’s foremost provider of credit ratings, benchmarks and analytics in the global capital and commodity markets, offering ESG solutions, deep data and insights on critical business factors. We’ve been providing essential intelligence that unlocks opportunity, fosters growth and accelerates progress for more than 160 years. Our divisions include S&P Global Ratings, S&P Global Market Intelligence, S&P Dow Jones Indices and S&P Global Platts. For more information, visit www.spglobal.com.

About IHS Markit

IHS Markit (NYSE: INFO) is a world leader in critical information, analytics and solutions for the major industries and markets that drive economies worldwide. The company delivers next-generation information, analytics and solutions to customers in business, finance and government, improving their operational efficiency and providing deep insights that lead to well-informed, confident decisions. IHS Markit has more than 50,000 business and government customers, including 80 percent of the Fortune Global 500 and the world’s leading financial institutions. Headquartered in London, IHS Markit is committed to sustainable, profitable growth. For more information, visit www.ihsmarkit.com.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results and cost and revenue synergies, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward- looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man- made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber -attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward- looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

No Offer or Solicitation

This document is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual

Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.

Contacts:

Investor Relations:

S&P Global

Chip Merritt

Senior Vice President, Investor Relations

(212) 438 4321

chip.merritt@spglobal.com

http://investor.spglobal.com

IHS Markit

Eric Boyer

Senior Vice President, Investor Relations

IHS Markit

(303) 397 2969

eric.boyer@ihsmarkit.com

http://investor.ihsmarkit.com/

News Media:

S&P Global

Dave Guarino

Chief Communications Officer

(201) 755 5334

dave.guarino@spglobal.com

IHS Markit

Sebastian Kadritzke

sebastian.kadritzke@ihsmarkit.com

+44-7939-227-676

Exhibit 99.2

Dear Colleagues,

Two weeks ago, we announced our exciting merger agreement with IHS Markit. This transformative combination marks one of the most significant moments in our company’s history, accelerating our growth and our innovation. I am excited about the opportunities this will provide for our company, our people, and the customers we serve.

This merger will only be a success if it is a true partnership, combining leaders from both organizations. We have a unique opportunity to rethink our operating model and create a blended leadership team. Working closely with Lance Uggla, Chairman and CEO of IHS Markit and his team, we’ve identified a new Executive Committee, including executives from both organizations, that will lead S&P Global when the transaction is closed, which we expect will be in the second half of next year. Additionally, four Board members from IHS Markit will join our Board at that time.

Integration Planning

From now until close, Martina Cheung, President of Market Intelligence, will co-lead the Integration Management Office (IMO) with Jonathan Gear, Chief Financial Officer of IHS Markit. Comprised of leaders from S&P Global and IHS Markit, the IMO will develop and execute plans to bring together the two companies. Using best practices from both organizations, the focus will be on ensuring a smooth transition for our people and our customers, fostering a cohesive culture, maximizing growth opportunities and increasing operational efficiencies. We will share more information about the IMO in coming days along with more detail around our newly formed Enterprise ESG group, which will be led by Martina.

S&P Global Executive Committee at Close

Immediately following transaction close, the new S&P Global Executive Committee will be comprised of the leaders of the divisions, the functions, and the Integration Management Office who will all report directly to me. Here are more details:

S&P Global Divisions - At close, we will operate through five divisions defined by distinct customer needs and product types. The divisions will continue to work closely together as we explore new ways to deliver value to our customers and the markets.

•

S&P Global Ratings will be led by Martina upon close; she will also lead Enterprise ESG, comprised of cross-divisional ESG assets and a leadership group designed to scale quickly, invest and accelerate growth. John Berisford, currently President of Ratings, will lead the Integration Management Office at that time, in partnership with Ewout Steenbergen, Chief Financial Officer. Ashu Suyash will continue as CEO and Managing Director of CRISIL.

•	S&P Global Market Intelligence, combined with Financial Services will be led by Adam Kansler, currently President of Financial Services with IHS Markit.

•

S&P Global Platts will be led by Saugata Saha, currently CFO of Market Intelligence and Platts, effective January 2021. After close, Saugata will continue leading Platts, combined with the Global Energy & Natural Resources business of IHS Markit. For nearly seven years, Saugata has led initiatives to drive growth and execute on complex transformations at S&P Global.

Saugata’s vast experience spans strategy, operations, finance, integration, as well as consulting at McKinsey and several business roles at large Indian conglomerate, The Godrej Group.

•

Martin Fraenkel, President of Platts, will work closely with Saugata for a smooth transition. Martin will become Vice Chairman of Platts and continue to serve on the Board of CRISIL until his retirement in September 2021. Martin has played an instrumental role in Platts’ growth, leading a collaborative high performance culture and leading the digital transformation of the business. Building on and growing Platts’ traditional strength in price assessments, he has integrated acquisitions to form a successful analytics practice and positioned Platts as a key voice in the energy transition.

•	Brian Crotty, EVP, Global Energy & Natural Resources at IHS Markit will work closely with Saugata during the integration phase for one year after close.

•	S&P Dow Jones Indices will continue to be led by Dan Draper, CEO of S&P Dow Jones Indices.

•	S&P Global Transportation will be led by Edouard Tavernier, EVP, Transportation with IHS Markit.

S&P Global Functions - Upon close, we will establish five functions which will continue to operate at the highest standards, all committed to delivering world-class operational services.

•

Finance and Kensho will continue to be led by Ewout. In addition to the IMO with John Berisford, Ewout’s responsibilities will expand to include Consolidated Market & Solutions (CMS), a division of IHS Markit.

•

Strategic Alliances will be led by Sally Moore, EVP, Strategic Alliances with IHS Markit. She will be responsible for corporate development and strategy, third-party licensing, and our venture investments and partnerships.

•	Digital Technology Services will continue to be led by Swamy Kocherlakota, Chief Information Officer.

•

Legal, Risk Management, Compliance, Information Security, Audit, Government Affairs, and External Communications will be led by Sari Granat, Chief Administrative Officer & General Counsel with IHS Markit. Steve Kemps, EVP, General Counsel, will work closely with Sari to transition the legal function, sharing his deep expertise and insight into the regulatory framework of our business.

•

Steve has announced plans to retire two years post-close. For nearly five years, Steve has been an exceptional member of our executive team, leading a world-class Legal & Global Security team, while serving as interim HR leader early in his tenure with the company. Steve has played a critical role, providing advice on strategic initiatives and complex legal issues while mitigating risk for our company and customers. Before retirement, Steve will become a special advisor to me.

•	Nancy Luquette will continue as Chief Risk Officer, where she will be responsible for Risk Management, Compliance and Information Security. Nancy will report to Sari.

•	Wale Akinwande, currently Chief Auditor, will report to the Audit Committee and administratively to Sari.

•

Courtney Geduldig, Chief Public & Government Affairs Officer, will work closely with the team to ensure a smooth transition and participate in the integration planning phase before leaving the company upon close. She has navigated our transition to a new regulatory environment. She’s built an exceptional public and government affairs team and was instrumental in building the S&P Global brand. Courtney has been a champion of the customer experience through the launch of new websites, microsites and event strategies.

•

People and Internal Communications will continue to be led by Dimitra Manis, Chief People Officer, who will expand her role to include Global Security and Enterprise Marketing. The divisions will continue to maintain accountability for marketing in their businesses.

•

Annette O’Hanlon will maintain her Chief Corporate Responsibility & Diversity Officer responsibilities, including the S&P Global Foundation. She will report to Dimitra upon close and continue to build on the great momentum we’ve had this year.

•

Dessi Berhane Silassie, currently Chief Diversity, Equity & Inclusion (DEI) Officer of IHS Markit, will stay with the combined company post-close, while continuing to be instrumental in shaping and championing DEI efforts.

Dan Yergin, currently Vice Chairman at IHS Markit, will provide expertise on energy, international politics and economics. Dan will report to me upon close.

IHS Markit leaders, Shane Akeroyd, Jonathan Gear, Will Meldrum, Yaacov Mutnikas, and Ronnie West, will participate in the integration planning phase. IHS Markit will make further announcements about their integration and transition roles.

The New S&P Global

Leaders from both organizations will work closely to assemble high-performing teams while taking a thoughtful approach to how we design organizational structures and retain people from both organizations. I am excited about our blended Executive Committee and energized about our path forward. I thank the great leaders who have contributed to our success and will ensure a successful transition to the new S&P Global.

As a combined company, we will provide customers the intelligence they need to make decisions with conviction while providing growth and development opportunities for our people.

In the meantime, let’s reflect on all we’ve learned in 2020 as we close out the year and let’s launch 2021 with a new sense of hope.

Together, we will power the markets of the future.

Regards,

/s/ Doug Peterson

12/16/2020 – Enterprise

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, S&P Global and IHS Markit will file relevant materials with the SEC, including a registration statement on Form S-4 filed by S&P Global to register the shares of S&P Global common stock to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of S&P Global and IHS Markit seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT S&P GLOBAL, IHS MARKIT AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from S&P Global at its website, or from IHS Markit at its website. Documents filed with the SEC by S&P Global will be available free of charge by accessing S&P Global’s website at www.spglobal.com under the heading Investor Relations, or, alternatively, by directing a request by telephone to 866-436-8502 (domestic callers) or 212-438-2192 (international callers) or by mail to S&P Global at Investor Relations, S&P Global Inc., 55 Water Street, New York, NY 10041, and documents filed with the SEC by IHS Markit will be available free of charge by accessing IHS Markit’s website at www.ihsmarkit.com under the heading Investor Relations or, alternatively, by directing a request by telephone to 303-790-0600 or by mail to IHS Markit at IHS Markit Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

Participants in the Solicitation

S&P Global, IHS Markit and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of S&P Global and IHS Markit in respect of the proposed transaction under the rules of the SEC. Information about IHS Markit’s directors and executive officers is available in IHS Markit’s Form 10-K for the year ended November 30, 2019, proxy statement dated February 28, 2020 for its 2020 Annual General Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Information about S&P Global’s directors and executive officers is available in S&P Global’s Form 10-K for the year ended December 31, 2019, proxy statement dated March 30, 2020 for its 2020 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from S&P Global or IHS Markit using the sources indicated above.

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about future business and operating results, the industry and markets in which S&P Global Inc. (“S&P Global”) and IHS Markit Ltd. (“IHS Markit”) operate and beliefs of and assumptions made by S&P Global management and IHS Markit management, involve uncertainties that could significantly affect the financial or operating results of S&P Global, IHS Markit or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will, ” “should,” “may,” “projects,” “could,” “would,” “target,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Such forward-looking statements include, but are not limited to, projections of earnings, statements of plans for future operations or expected revenues, statements about the benefits of the transaction involving S&P Global and IHS Markit, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for shareholders, benefits of the proposed transaction to shareholders, employees, customers and other constituents of the combined company, the outcome of contingencies, future actions by regulators, changes in business strategies and methods of generating revenue, the development and performance of each company’s services and products, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, general conditions in the geographic areas where we operate and our respective effective tax rates, cost structure, dividend policy, cash flows or liquidity — are forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in such forward- looking statements. We can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with: (i) the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; (ii) the ability of S&P Global and IHS Markit to obtain shareholder approval for the proposed transaction; (iii) uncertainty relating to the impact of the proposed transaction on the businesses of S&P Global and IHS Markit, including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction and changes to existing business relationships during the pendency of the acquisition that could affect S&P Global’s and/or IHS Markit’s financial performance; (iv) the ability of S&P Global to successfully integrate IHS Markit’s operations and retain and hire key personnel; (v) the ability of S&P Global to implement its plans, forecasts and other expectations with respect to IHS Markit’s business after the consummation of the proposed transaction and realize expected synergies; (vi) business disruption following the proposed transaction; (vii) economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including the upcoming U.S. presidential transition, the United Kingdom’s withdrawal from the European Union, natural and man- made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (viii) the ability of S&P Global and IHS Markit to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; (ix) the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; (x) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xi) changes in debt and equity markets, including credit quality and spreads; (xii) demand for investment products that track indices and assessments, and trading volumes of certain exchange-traded derivatives; (xiii) changes in financial markets, capital, credit and commodities markets and interest rates; (xiv) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the parties’ ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; and (xvi) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (the “SEC”) by S&P Global and IHS Markit from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed Annual Reports on Form 10-K and subsequent Quarterly Reports on Form 10-Q. While the list of factors presented here is considered representative, this list should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward- looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on S&P Global’s or IHS Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Except to the extent required by applicable law or regulation, each of S&P Global and IHS Markit disclaims any duty to update any forward-looking statements contained in this communication or to otherwise update any of the above-referenced factors.

INTERNAL COMMUNICATION ONLY / NOT FOR EXTERNAL DISTRIBUTION

INTERNAL COMMUNICATION ONLY / NOT FOR EXTERNAL DISTRIBUTION

This document is the property of S&P Global. It contains proprietary and confidential information and is for internal use only by S&P Global employees. This document shall not be shown or provided to anyone other than S&P Global employees.